UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-218913

CIBC BANK USA

SAVINGS, RETIREMENT & EMPLOYEE STOCK OWNERSHIP PLAN

(Full title of the plan)

Canadian Imperial Bank of Commerce

Commerce Court

Toronto, Ontario

Canada, M5L 1A2

(416) 980-2211

(Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION

Item 4.	The CIBC Bank USA Savings, Retirement & Employee Stock Ownership Plan (the “Plan”) is subject to ERISA and files Plan financial statements prepared in accordance with the financial requirements of ERISA.

Financial Statements. Listed below are the financial statements filed as a part of the annual report.

(a) Statements of Net Assets Available for Benefits as of December 31, 2020 and 2019, and the related Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2020 and 2019.

These Statements of Net Assets Available for Benefits as of December 31, 2020 and 2019 and the related Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2020 and 2019, respectively, included herein, are hereby incorporated by reference into the Registration Statements on Form S-8 filed with the Securities and Exchange Commission by the Canadian Imperial Bank of Commerce on December 13, 2005 (File No. 333-130283) pertaining to the CIBC World Markets Incentive Savings Plan for United States Employees and on June 23, 2017 (File No. 333-218913) pertaining to the CIBC Bank USA Savings, Retirement & Employee Stock Ownership Plan (which plan has subsequently merged into the CIBC Retirement Savings Plan for U.S. Employees).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and the Plan Administrator of

CIBC Bank USA Savings, Retirement & Employee Stock Ownership Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of CIBC Bank USA Savings, Retirement & Employee Stock Ownership Plan (the Plan) as of December 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2020 and 2019, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 2015.

Chicago, Illinois

June 28, 2021

CIBC BANK USA SAVINGS, RETIREMENT &

EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2020 and 2019

	2020	2019
ASSETS
Participant-directed investments, at fair value	$35,607,452	$209,217,165
Receivables:
Due from broker	221,414,936	—
Notes receivable from participants	1,697,531	1,680,048
Company contributions	1,691,712	809,758

Total receivables	224,804,179	2,489,806

NET ASSETS AVAILABLE FOR BENEFITS	$260,411,631	$211,706,971

The accompanying notes are an integral part of the financial statements.

CIBC BANK USA SAVINGS, RETIREMENT &

EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2020 and 2019

	2020	2019
ADDITIONS TO NET ASSETS ATTRIBUTED TO
Contributions from the company	$11,161,646	$4,948,764
Contributions from participants	17,301,407	16,109,324
Rollover contributions	2,504,334	4,189,358
Interest income from notes receivable from participants	83,800	101,110
Dividend income	1,883,270	2,178,920
Net appreciation in fair value of investments	29,035,859	34,782,649

Total additions	61,970,316	62,310,125

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Withdrawals by participants	13,117,921	9,854,742
Administrative expenses	147,735	132,170

Total deductions	13,265,656	9,986,912

Net increase	48,704,660	52,323,213
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	211,706,971	159,383,758

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$260,411,631	$211,706,971

The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF PLAN

The following description of the CIBC Bank USA Savings, Retirement & Employee Stock Ownership Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Plan Merger - Effective January 1, 2021, the Plan was merged into CIBC Retirement Savings Plan for U.S. Employees (“CIBC Retirement Savings Plan”). As part of the merger, all eligible employees earn retirement benefits under a single, enhanced, and harmonized defined contribution retirement 401(k) plan. The net assets amounting to $260.4 million in the Plan were transferred into CIBC Retirement Savings Plan in January 2021. The following describes the Plan just prior to the merger.

General - The Plan was a defined contribution plan covering employees of CIBC Bank USA and its subsidiaries (the “Company”). The Plan’s sponsor was the Company’s direct parent, CIBC Bancorp USA Inc. (the “Plan Sponsor”), which is a subsidiary of Canadian Imperial Bank of Commerce (“CIBC”), Toronto, Canada. The Plan was subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was enacted in response to the COVID-19 pandemic. The Plan implemented the following provisions of the CARES Act, incorporated into the Fourth Amendment to the Plan:

•	Waivers related to Required Minimum Distributions (“RMDs”) and treatment of already received RMDs as eligible rollover distributions;

•

Allowed qualified individuals to take up to $100,000 in coronavirus-related distributions and could re-contribute any portion of the distribution at any time in the three-year period into the account or other plan in which eligible to make a rollover contribution;

•

Allowed qualified individuals to take coronavirus-related loans up to $100,000 or 100% of participant’s vested accounts, with due dates for repayment of all or any portion of the loan delayed for one year;

•	Allowed qualified individuals to delay the due date of loan repayments for one year.

The CARES Act related amendments did not have a material impact on the assets of the Plan.

Contributions - Each year, participants could contribute up to 75% of cash compensation, as defined in the Plan. Participants could also contribute amounts representing distributions from other qualified plans (rollover contributions). New employees were automatically enrolled, unless they opt-out. A new employee participant’s deferral was set at 3% of eligible cash compensation and increased 1% at the start of each subsequent Plan year until the rate reached 10% of eligible cash compensation or was changed by the participant. Participants who had attained age 50 before the end of the year were eligible to make catch-up contributions. Beginning January 1, 2020, the Company contributed an amount equal to 100% of the first 6% of cash compensation that a participant contributed to the Plan. During 2019, the Company contributed an amount equal to 50% of the first 6% of cash compensation that a participant contributed to the Plan. Additional discretionary matching contributions could be contributed at the discretion of the Plan Sponsor’s Board of Directors. No such amounts were contributed for 2020 or 2019. All contributions were subject to certain limitations of the Internal Revenue Code (the “Code”).

Participants directed their elective contributions into various investment options offered by the Plan and could change their investment options on a daily basis. Any participant who had access to material non-public information was prohibited from making changes to their CIBC common stock investments at any time while in possession of material non-public information. In addition, participants subject to CIBC-imposed blackout window periods were only permitted to make elections, including making an intra-plan transfer of an existing account balance, into or out of the CIBC stock fund during an open window period, unless CIBC had restricted trading during such window period.

Participants who were automatically enrolled had their contributions invested in the applicable lifecycle fund based on their age until they change their election. The Company’s contributions were invested in the same manner as that of the participant’s elective contributions.

Participant accounts - Each participant’s account was credited with the participant’s contribution and allocations of: (a) the Company’s contribution and (b) investment earnings and losses were charged with participant withdrawals or distributions and administrative fees and expenses. Allocations were based on employee contributions, eligible compensation or account balances, as defined. The benefit to which a participant was entitled was the benefit that could be provided from the participant’s vested account.

Eligibility - An employee was eligible to participate in the Plan after completing one hour of service, as defined. Participants who were at least 18 years old were eligible for the Company’s contributions after one year of employment.

Vesting - Participants were immediately vested in their contributions and the Company’s qualified matching contributions and corrective non-elective contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contribution portion of their accounts plus actual earnings thereon was based on years of continuous service. A participant was 20% vested after one year of credited service and vested 20% per year thereafter, until becoming fully vested after five years of credited service.

Investment options - Participants were able to direct employee contributions into pooled separate accounts (“PSAs”) (maintained by an insurance carrier), common/collective trusts (maintained by an insurance carrier), mutual funds (registered investment companies), and CIBC common stock. Participants were able to transfer funds among all investment options, subject to certain limitations on the timing of such transfers imposed by certain mutual funds and PSAs.

In connection with the merger described above, the Plan sold certain investments on December 31, 2020 that were to be liquidated under the merger. Investments liquidated on December 31, 2020 but not settled as of year-end are reported as due from broker on the statement of net assets available for benefits at December 31, 2020. The remaining investments held by the Plan at December 31, 2020 were transferred to the CIBC Retirement Savings Plan in-kind in January 2021.

Participant loans - Participants could borrow from their own account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans were secured by the balance in the participant’s account and bore interest at the prime rate in effect on the loan acquisition date plus 100 basis points. Principal and interest were paid ratably through payroll deductions.

Payment of benefits - Participants were eligible to receive the vested portion of their Plan account upon retirement, termination of employment, disability or death. Hardship withdrawals were also available to participants who demonstrated financial need in certain circumstances, as defined.

Forfeited accounts - Participants forfeited the unvested portion of their Plan account upon certain terminations of employment. These accounts were used to reduce future Company contributions. During the Plan years ended December 31, 2020 and 2019, forfeitures in the amount of $152,350 and $150,998, respectively, were used to reduce the Company’s contributions. As of December 31, 2020 and 2019, forfeited unvested accounts not yet used to reduce future Company’s contributions totaled $24,845 and $60,687, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting - The accompanying financial statements are prepared on the accrual basis of accounting.

Use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator (the “Plan Committee”) to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment valuation and income recognition - The Plan is invested in CIBC common stock, mutual funds, common/collective trusts, and PSAs, which are stated at fair value using methodologies described in Note 4. Security transactions are accounted for on the date securities are purchased or sold (trade date). Dividend income is recorded on the ex-dividend date. Interest income is recognized when earned. Net appreciation/(depreciation) includes the Plan’s gains/(losses) on investments bought and sold as well as held during the year.

Notes receivable from participants - Notes receivable from participants are collateralized by the participants’ accounts and are stated at the amount of unpaid principal balance plus any accrued but unpaid interest. Payments of notes receivable from participants are applied to the outstanding loan balance. Delinquent participant loans are reclassified as distributions based upon terms of the Plan document.

There is no allowance for uncollectible notes receivable from participants recorded at December 31, 2020 and 2019 because all balances are deemed collectible.

Payment of benefits - Benefits are recorded when paid.

Administrative expenses - The administrative expenses of the Plan are paid by the Plan Sponsor and by the Plan participants. The expenses that are paid by the Plan Sponsor are not included in the Statements of Changes in Net Assets Available for Benefits.

Accounting pronouncements - In August 2018, the FASB issued ASU 2018-13, Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measurements, which eliminates, adds and modifies certain disclosure requirements for fair value measurements. The amendments were effective for all entities for fiscal years beginning after December 15, 2019, but entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the fair value disclosures. The adoption of this guidance did not impact the statement of net assets available for benefits or the statement of changes in net assets available for benefits.

3. PARTY-IN-INTEREST AND RELATED PARTY TRANSACTIONS

Substantially all assets of the Plan are held in trust by Delaware Charter Guarantee & Trust Company, a Delaware corporation conducting business under the trade name of Principal Trust Company, as Trustee for the Plan. Administrative fees in the amounts of $57,072 and $57,006 were paid to Principal Financial Group for the years ended December 31, 2020 and 2019, respectively, by the Plan Sponsor. Administrative fees in the amounts of $68,126 and $67,217 were paid to Principal Financial Group during the years ended December 31, 2020 and 2019, respectively, by the Plan via fees paid by participants. Investment advisor fees paid to Mesirow Financial Inc. totaled $79,609 and $64,953 in 2020 and 2019, respectively. The Plan invests in common stock of CIBC. The Plan received $683,658 and $656,741 in common stock dividends from CIBC in 2020 and 2019, respectively. These transactions qualify as party-in-interest transactions, however they are exempt from the prohibited transaction rules under ERISA.

4. FAIR VALUE MEASUREMENTS

The Plan measures, monitors and discloses its assets on a fair value basis in accordance with FASB Accounting Standards Codification 820 (“FASB ASC 820”), Fair Value Measurements and Disclosures. ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1:	Inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value:

CIBC common stock - Valued at the closing price reported on the New York Stock Exchange, active market on which the security is traded.

Mutual funds - Valued at the net asset value (“NAV”) of shares held by the Plan at year-end based on quoted market prices in active markets.

Common/collective trusts - Valued at the NAV of units of a collective trust, which is the basis for current transactions and readily available to current investors. The NAV is based on the fair value of the underlying assets owned by the fund, minus its liabilities, divided by the number of units outstanding. The common/collective trusts do not have finite lives, unfunded commitments relating to these types of investments, or significant restrictions on redemptions. This category includes investments in highly diversified funds designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances. These common/collective trust funds share the common goal of first growing and then later preserving principal.

Pooled separate accounts - Valued at the NAV of units of a pooled separate account, which is the basis for current transactions and readily available to current investors. The NAV is based on the fair value of the underlying assets owned by the fund, minus its liabilities, divided by the number of units outstanding. The pooled separate accounts do not have finite lives, unfunded commitments relating to these types of investments, or significant restrictions on redemptions. The underlying investments of the pooled separate accounts consist solely of mutual funds, each of which follows a separate investment strategy as described in the following paragraphs:

Principal LargeCap S&P 500 Index: The investment seeks long-term growth of capital by investing the majority of assets in common stocks of companies that compose the S&P 500 Index.

Principal MidCap Value: The investment seeks long-term growth of capital. Under normal circumstances, the fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in equity securities of companies with medium market capitalizations at the time of purchase. It invests in value equity securities, an investment strategy that emphasizes buying equity securities that appear to be undervalued.

Principal SmallCap S&P 600 Index: The investment seeks long-term growth of capital and normally invests the majority of assets in common stocks of companies that compose the S&P SmallCap 600 Index.

Principal MidCap S&P 400 Index: The investment seeks long-term growth of capital and normally invests the majority of assets in common stocks of companies that compose the S&P MidCap 400 Index.

Principal Real Estate Securities: The investment seeks to generate a total return by investing in equity securities of companies principally engaged in the real estate industry at the time of purchase.

The following tables set forth the fair value of the Plan’s assets as of December 31, 2020 and 2019, categorized by level within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
December 31, 2020
Common stock	$13,263,689	$—	$—	$13,263,689
Mutual funds	22,343,763	—	—	22,343,763

Total investments at fair value	$35,607,452	$—	$—	$35,607,452

	Level 1	Level 2	Level 3	Total
December 31, 2019
Common stock	$12,953,105	$—	$—	$12,953,105
Mutual funds	86,601,545	—	—	86,601,545
Common/collective trusts	60,496,361	—	—	60,496,361
Pooled separate accounts	49,166,154	—	—	49,166,154

Total investments at fair value	$209,217,165	$—	$—	$209,217,165

There were no Level 3 assets and no movements between levels for the years ended December 31, 2020 and 2019, respectively.

5. TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated October 10, 2017, stating that the Plan is qualified under Section 401(a) of the Code, and, therefore, the related trust is tax-exempt. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more than likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31 to the Form 5500:

	2020	2019
Net assets available for benefits per the financial statements	$260,411,631	$211,706,971
Transfer to CIBC Retirement Savings Plan due to plan merger (see Note 1)	(260,411,631)	—

Net assets available for benefits per the Form 5500	$—	$211,706,971

The following is a reconciliation of net increase in net assets available for benefits per the financial statements for the year ended December 31, 2020, to the Form 5500:

Net increase per the financial statements	$48,704,660
Transfer of assets out of the Plan due to plan merger	(260,411,631)

Net increase plus transfer of assets out of the Plan per the Form 5500	$(211,706,971)

The accompanying financial statements were prepared just prior to the merger as disclosed in Note 1, whereas the Form 5500 was prepared after the merger. Therefore, the transfer of assets due to the plan merger represents a reconciling item.

7. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities based primarily on elections made by participants. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 28, 2021

CIBC BANK USA
SAVINGS, RETIREMENT & EMPLOYEE STOCK
OWNERSHIP PLAN

By:	CIBC Bank USA Savings, Retirement & Employee Stock Ownership Plan Committee
By:	/s/ William T. Norris
Name:	William T. Norris
Title:	Plan Committee Member

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm